[ADVENTRX Pharmaceuticals, Inc. Letterhead]
March 27, 2006
Via EDGAR and Facsimile
Ms. Amy C. Bruckner
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ADVENTRX Pharmaceuticals, Inc. Item 4.02(a) Form 8-K filed March 20, 2006 Form 10-Q/A for the Fiscal Quarter Ended September 30, 2005 filed March 20, 2006 File No. 001-32157
Dear Ms. Bruckner:
On behalf of ADVENTRX Pharmaceuticals, Inc. (the “Company” or “we”), this letter sets forth responses to the staff comments contained in your letter dated March 21, 2006, relating to Item 4.02(a) of the Company’s Current Report on Form 8-K, filed March 20, 2006 (the “Current Report”), and the Company’s Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2005 (the “Quarterly Report”), filed March 20, 2006. Our responses to the staff’s comments have been prepared in consultation with the Company’s independent auditors, J.H. Cohn LLP. Each staff comment is noted in bold below, and the our response follows beneath each comment. Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Current Report.
Item 4.02(a) Form 8-K filed March 20, 2006
1.	Please revise your disclosure to specify whether you have reconsidered the adequacy of your previous assertions regarding disclosure controls and procedures in light of the material errors and issues that you have described.

As discussed in our phone conversation with you on Friday, March 24, 2006, we will amend our Current Report to state that we have reconsidered the adequacy of our previous assertions in the Quarterly Report regarding the effectiveness of our disclosure controls and procedures as of September 30, 2005 in light of the facts underlying our decision to restate our financial statements in Amendment No. 1 to the Quarterly Report and to report under Item 4.02 in the Current Report.
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2005
2.	We note that you filed a Form 10-Q/A on March 20, 2006 related to the restatement outlined in your Item 4.02(a) Form 8-K (filed on that same date). However, you did not include a revised Part I, Item 4 that describes the effect of the restatement on your officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. Refer to Item 307 of Regulation S-K and revise your Form 10-Q/A accordingly.

If the officers’ conclude that your disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Ms. Amy C. Bruckner
March 27, 2006

Notwithstanding the restatements reflected in Amendment No. 1 to the Quarterly Report and the disclosure under Item 4.02 of the Current Report, the Company’s management continues to believe that the disclosure in the Quarterly Report as originally filed on November 14, 2005 regarding the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2005 was accurate.

Under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), “disclosure controls and procedures” means:
“controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”
Clearly, the purpose of disclosure controls and procedures has to do with ensuring that appropriate information about the Company is provided to those preparing reports under the Exchange Act. Those responsible for preparing the Company’s reports under the Exchange Act had full factual information regarding the equity financing consummated in July 2005 identified in our Current Report, including with respect to the liquidated damages provisions described in the Current Report. No such information was lacking. Indeed, the information regarding the transaction in which the warrants were issued was made public by the Company in an 8-K filed to report the transactions on July 27, 2005 and the warrants and other related agreements from that transaction were attached as exhibits to the Company’s 10-Q filed on August 12, 2005.

In determining how to account for the warrants for the July 2005 financing in the in the Quarterly Report as originally filed on November 14, 2005, our accounting personnel reviewed the relevant accounting literature and requirements under generally accepted accounting principles. Our accounting personnel also consulted with the Company’s independent registered public accounting firm JH Cohn which concurred with the Company’s accounting treatment of the warrants and performed the review under SAS 100 which is required by Rule 10-01(d) of S-X.

We believe that the restatements are the result of different accounting judgments with respect to the proper application of generally accepted accounting principles in an area of accounting subject to emerging views and interpretations — not an indication that the Company’s disclosure controls and procedures were ineffective. The accounting ultimately applied in Amendment No. 1 to the Quarterly Report is one of several views discussed under EITF No. 00-19 and the Task Force has not yet, as of the date of this letter, reached a consensus with respect to the proper application of the accounting principles under EITF No. 00-19. It is possible that our current application of these accounting principles may differ from the Task Force’s final consensus.

Ms. Amy C. Bruckner
March 27, 2006

We have reviewed the foregoing conclusions with our audit committee and JH Cohn and all parties are in agreement.

As discussed in our phone conversation with you on Friday, March 24, 2006, we will not amend our Quarterly Report to amend our prior disclosures made pursuant to Item 307 of Regulation S-K because we believe that those disclosures remain true notwithstanding the restatement, however, as noted in comment 1 above, we will amend our Current Report.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Current Report and the Quarterly Report; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Current Report or the Quarterly Report; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any questions or require any additional information.
Sincerely yours,
Carrie E. Carlander

cc:	James W. Ledwith, J.H. Cohn LLP Henry D. Evans, Bingham McCutchen LLP Venrice R. Palmer, Bingham McCutchen LLP Francis W. Sarena, Bingham McCutchen LLP